UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 27, 2026

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S: Awiqli® approved in the US, the first and only once-weekly basal insulin treatment for adults with type 2 diabetes

•	Awiqli® (insulin icodec-abae) injection is the first-ever once-weekly basal insulin approved by the FDA
•	Awiqli® offers adults with type 2 diabetes an alternative to daily basal insulin injections, reducing these injections from seven to one per week
•	Novo Nordisk expects to launch Awiqli® nationwide in the US in the second half of 2026.

Bagsværd, Denmark, 27 March 2026 – Novo Nordisk today announced that the US Food and Drug Administration (FDA) has approved Awiqli® (insulin icodec-abae) injection 700 units/mL, the first and only once-weekly, long-acting basal insulin, indicated as an adjunct to diet and exercise to improve glycaemic control (blood sugar) in adults living with type 2 diabetes. The approval offers the only once-weekly basal insulin option, providing a new treatment solution that fits different patient routines and preferences for adults living with type 2 diabetes.

The approval is based on results from the ONWARDS phase 3a programme in type-2-diabetes for once-weekly Awiqli® injection, which comprises four randomised, active-controlled, treat-to-target trials in approximately 2,680 adults with uncontrolled type 2 diabetes, used in combination with a mealtime insulin or in combination with common oral anti-diabetic agents and/or GLP-1 receptor agonists. The clinical programme evaluated once-weekly Awiqli® vs daily basal insulin and demonstrated efficacy in the primary endpoint of HbA1c reduction across the ONWARDS pivotal clinical trial programme in adults with type 2 diabetes. Across ONWARDS trials, the safety profile of Awiqli® was overall consistent with the daily basal insulin class.

“The Awiqli® approval reflects Novo Nordisk’s ongoing efforts to advance healthcare innovation and strengthen support for people living with diabetes. As the first FDA-approved, once-weekly basal insulin for adults with type 2 diabetes, it offers an important new treatment option. At a time when parts of the industry are stepping back from insulin, we are reaffirming our commitment - continuing to invest in innovation, access, and supply for the millions of patients who rely on insulin every day,” said Mike Doustdar, president and CEO of Novo Nordisk.

Novo Nordisk expects to launch Awiqli® in the FlexTouch® device in the US in the second half of 2026. Awiqli® is now approved in the US, EU, and 13 additional countries, with market-specific indications for diabetes.

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 22/ 2026

About Awiqli®

Awiqli® (insulin icodec-abae) injection 700 units/mL is a prescription medicine and is the first and only FDA-approved once-weekly basal insulin indicated as an adjunct to diet and exercise for adults with type 2 diabetes. Awiqli® is designed as an alternative to daily basal insulin, and its approval is supported by the ONWARDS clinical programme, which evaluated its efficacy and safety across diverse adult populations living with type 2 diabetes. Awiqli® is administered once weekly on the same day each week using the Awiqli® FlexTouch® device.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Contacts for further information

Novo Nordisk Media:
Ambre James-Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com
Novo Nordisk Investors:
Michael Novod +45 3075 6050 nvno@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com
Sina Meyer +45 3079 6656 azey@novonordisk.com	Max Ung +45 3077 6414 mxun@novonordisk.com
Christoffer Sho Togo Tullin +45 3079 1471 cftu@novonordisk.com	Alex Bruce +45 3444 2613 axeu@novonordisk.com
Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 22/ 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 27, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer